

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

<u>Via E-mail</u>
David W. Scheible
President and Chief Executive Officer
Graphic Packaging Holding Company
1500 Riveredge Parkway, Suite 100
Atlanta, Georgia 30328

     Re: **Graphic Packaging Holding Company**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 7, 2013
               File No. 001-33988

Dear Mr. Scheible:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/H. Roger Schwall

               H. Roger Schwall
               Assistant Director

cc: <u>Via E-mail</u>
       Deborah Frank
       Graphic Packaging Holding Company